February 7, 2025

Tony Koblinski
Chief Executive Officer
Karman Holdings Inc.
5351 Argosy Avenue
Huntington Beach, CA 92649

       Re: Karman Holdings Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed February 5, 2025
           File No. 333-284382
Dear Tony Koblinski:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 31, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed February 5, 2025 Capitalization, page 62

1.     Please address the following items related to your capitalization table:
           Revise to double-underline your cash and cash equivalent balance so that it is clear that cash and cash equivalent is not part of your total capitalization;
           Revise to present separate captions for additional paid-in capital and accumulated deficit on pro forma basis and pro forma as adjusted basis; and
           Revise the cash and cash equivalents and stockholders    equity
balances on pro
           forma basis and pro forma as adjusted basis to reflect the automatic vesting of the
           P Units and Phantom Units upon the completion of the IPO and corporate conversion, or explain why you do not believe such revision is necessary.
 February 7, 2025
Page 2

Dilution, page 64

2. The pro forma as adjusted net tangible book value (deficit) amount used in the dilution calculation does not appear to reflect the payment to be made to Phantom
       Unit holders upon the completion of the IPO. Please advise or revise accordingly.
Summary Compensation Table, page 105

3. It appears that the amount reflected in the Options Awards column for Mr. Koblinski should be for 2024 and not 2023. Please revise or advise.
Karman LLC Agreement, page 112

4. We note your disclosure that Mr. Koblinski will receive a cash bonus from the proceeds from this offering. Please revise to quantify the cash bonus. Subsequent events, page F-51

5. Please tell us and disclose, if material, whether any equity-based awards, including grants of P Units, have been issued subsequent to interim period ended September 30,
       2024. If so, provide your analysis comparing the valuation used for those issuances to the estimated price range of this offering.
        Please contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733
if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing